                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                    FORM 11-K

                         -------------------------------


(Mark One)

[X]                  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2000

                                       OR

[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the Transition Period from    to

                         COMMISSION FILE NUMBER 1-14634

                         -------------------------------

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Santa Fe International Corporation
                         Two Lincoln Centre, Suite 1100
                                5420 LBJ Freeway
                            Dallas, Texas 75240-2648



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                              REQUIRED INFORMATION

ITEM 4.

         The financial statements listed in the accompanying table of contents on page 4 are filed as part of this Form 11-K.




EXHIBITS


23.1     Consent of Independent Auditors




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the Employee Benefit Plans of Santa Fe International Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              SANTA FE INVESTMENT SAVINGS & PROFIT SHARING
                              PLAN


June 27, 2001
                              By:      /s/ C. Stedman Garber, Jr.
                                 -----------------------------------------------
                                 C. Stedman Garber, Jr., Chairman of the
                                 Administrative Committee for the Employee
                                 Benefit Plans of Santa Fe International
                                 Corporation



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                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN




                                    CONTENTS



Report of Independent Auditors

Audited financial statements

  Statements of net assets available for benefits at December 31, 2000 and 1999

  Statement of changes in net assets available for benefits for the year ended December 31, 2000

  Notes to financial statements

Supplemental schedule

  Schedule H; Line 4i - Schedule of assets (held at end of year)

                         Report of Independent Auditors




Administrative Committee
Santa Fe Investment Savings & Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of the Santa Fe Investment Savings & Profit Sharing Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                            /s/ ERNST & YOUNG LLP


Dallas, Texas
May 18, 2001






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               SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                           December 31,
                                                  ------------------------------
                                                     2000                1999
                                                  -----------        -----------
Investments at fair value                         $76,761,575        $78,757,079

Loans to participants                                 320,485                 --
                                                  -----------        -----------
Net assets available for benefits                 $77,082,060        $78,757,079
                                                  ===========        ===========





                             See accompanying notes.

               SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                 Year ended
                                                              December 31, 2000
                                                              -----------------
Contributions from:
   Santa Fe International Corporation                           $  1,424,815
   Participants                                                    2,755,156

Interest and dividend income                                       3,409,780

Net depreciation in fair value of investments                     (3,457,389)

Distribution in connection with terminations
   and withdrawals                                                (5,771,899)

Administrative expenses                                              (35,482)
                                                                ------------
   Net decrease in net assets available for benefits              (1,675,019)

Net assets available for benefits at beginning of year            78,757,079
                                                                ------------
Net assets available for benefits at end of year                $ 77,082,060
                                                                ============



                             See accompanying notes.


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                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS


                                December 31, 2000

NOTE 1 - DESCRIPTION OF THE PLAN

General

     The Santa Fe Investment Savings & Profit Sharing Plan (the Plan), was established on April 1, 1986 as successor plan to the Profit Sharing and Retirement Plan For The Employees of the Santa Fe International Corporations (the Profit Sharing Plan), the Santa Fe Investment Savings Plan, and the Stock Bonus Plan for the Employees of the Santa Fe International Corporations. The Plan is offered primarily to U.S. citizen employees of Santa Fe International Corporation (Santa Fe or the Company) and certain affiliated companies.

     Although it has not expressed any intention to do so, the Company may, by election of its Board of Directors, terminate the Plan. In the event of such termination, the assets of the Plan shall be distributed to the participants in proportion to their respective interests therein.

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


Contributions

     An eligible employee may contribute either before-tax and/or after-tax an amount equal to but not less than 1% nor more than 15% of his monthly compensation and the Company must contribute an amount equal to 100% of the aggregate employee contributions, up to a maximum of 5% of the employee's monthly compensation, up to specified maximum amounts allowed by law.


Plan accounts

     A separate account (the Participant Account or Participant Directed Fund) is maintained for each participant in the Plan. The Participant Account includes each participant's individual contributions to the Plan and his proportionate share of Company contributions and the related investment earnings thereon less any distribution or his proportionate share of administrative expenses. In addition, the Participant Account also includes, if applicable, each participant's interest in the other employee benefit plans of the Company previously merged into the Plan, except as noted below with respect to the Company's contributions to the Profit Sharing Plan.

     An additional separate account (the Pension Offset Account or Non-Participant Directed Fund) is maintained for each participant in the Plan who was also a participant in the Profit Sharing Plan. The Pension Offset Account includes each participant's proportionate share of the Company's prior contributions to the Profit Sharing Plan and the related investment earnings thereon. In connection with the merger of the Profit Sharing Plan into the Plan, no further Company contributions will be made to a participant's Pension Offset Account. In the event a participant becomes eligible for retirement benefits under the Pension Plan for the Employees of the Santa Fe International Corporations (the Pension Plan), such benefits are initially funded through amounts in his Pension Offset Account and excess amounts, if any, are funded through the Pension Plan's net assets.


Loans

     Participants are able to borrow against their accounts. The minimum amount of any loan is $1,000 and the maximum amount of any loan is the lesser of 50% of the participant's account, or $50,000 reduced by the excess of the highest outstanding aggregate loan balance for the previous 12-month period over the outstanding balance of all loans on the date in which a loan is made. For purposes of determining this 50% amount, the participant's interest in his or her Pension Offset Account shall be disregarded. The loans are secured by the balance in the participant's account and bear interest at prime plus 1% fixed at the date of the loan. Loan terms range up to five years, except for the purchase of a principal residence.



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



Vesting

     A participant's interest in his Participant and Pension Offset Account is fully vested. The participant has the right to withdraw all or a part of his interest in the after-tax portion of the Participant Account, except for voluntary in-service withdrawals. In the case of voluntary in-service withdrawals, Company contributions and earnings thereon are not available until two years have elapsed from the time such contributions are credited to the participant's account unless the employee has been a participant in the Plan for at least five years. In addition, contributions made on a pre-tax basis in connection with the 401(k) option generally cannot be withdrawn, except in the case of financial hardships. Withdrawal of earnings on investments made under the 401(k) option after December 31, 1988 is not permitted in any case.


Distributions

     Upon termination of employment, death or total disability, distribution of a participant's vested interest in the Plan is made as soon as practicable following submission of a completed withdrawal application.


Plan administration

     Vanguard Fiduciary Trust Company ("VFTC") is the Plan's trustee. Administrative expenses that are specifically identified with a particular Fund are charged to that Fund. Other expenses, such as recordkeeping, accounting, audit, insurance and legal fees, are proportionately allocated among the Funds.

     Participants may invest amounts in their Participant Account in mutual funds or Company ordinary shares. There is some risk associated with equity investments, as the value of the investment will increase or decrease depending on the overall performance of the stock or bond market. The Non-Participant Directed Fund is not subject to participant elections and is invested separately by the Plan's Administrative Committee or its representatives.


Services provided by the Company

     Certain administrative and recordkeeping services incurred by the Company are paid by the Plan.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.


Investment valuation

     Investments in Company ordinary shares are valued daily at the closing price per share as listed on the New York Stock Exchange. Investments in mutual funds are valued daily on the basis of the net asset value of shares of the fund at the close of business.


Net investment income

     Dividend income is accrued on the ex-dividend date and interest is recorded on the accrual basis. Capital gain distributions are included in the financial statements as "Interest and dividend income". Net appreciation/(depreciation) in fair value of investments include both realized and unrealized gains and losses. Realized gains (losses) from security transactions are based on the average cost of the securities sold. Unrealized gains (losses) on investments are measured by the change in the difference between the market value and cost of the securities held at the beginning of the year and end of the year.

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Income tax status

     The Plan has received a determination letter from the Internal Revenue Service dated May 19, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.


Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE 3 - INVESTMENTS

     At December 31, 2000, the fair value of the following investments individually exceeded 5% of the Plan's net assets available for benefits:


                                                               Non-Participant     Participant
                                                                Directed Fund     Directed Fund       Total
                                                                 ------------     -------------    ------------
Vanguard 500 Index Fund                                           $        --     $ 22,755,246     $ 22,755,246
Vanguard Prime Money Market Fund                                           61       16,490,894       16,490,955
Vanguard Asset Allocation Fund                                      9,013,658        6,096,942       15,110,600
Santa Fe International Corporation ordinary shares                         --       10,035,142       10,035,142
Europacific Growth Fund                                             1,204,823        4,023,399        5,228,222
Vanguard Total Bond Market Index fund                                      --        4,090,065        4,090,065




     At December 31, 1999, the fair value of the following investments individually exceeded 5% of the Plan's net assets available for benefits:


                                                                Non-Participant    Participant
                                                                 Directed Fund    Directed Fund        Total
                                                                 ------------     -------------    ------------
Vanguard 500 Index Fund                                          $         --     $ 26,026,864     $ 26,026,864
Vanguard Prime Money Market Fund                                           57       17,478,381       17,478,438
Vanguard Asset Allocation Fund                                      9,200,681        5,631,373       14,832,054
Santa Fe International Corporation ordinary shares                         --        7,693,001        7,693,001
Europacific Growth Fund                                             1,580,530        4,814,180        6,394,710


     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value for the year ending December 31, 2000 as follows:

Santa Fe International Corporation ordinary shares               $  1,941,202
Mutual funds                                                       (5,398,591)
                                                                 ------------
   Net depreciation in fair value of investments                 $ (3,457,389)
                                                                 ============

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NOTE 4  - NON-PARTICIPANT DIRECTED FUND

      Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed fund is as follows:

                                                                          December 31,
                                                                 -----------------------------
                                                                     2000             1999
                                                                 ------------     ------------
Net assets available for benefits:
   Mutual funds                                                  $ 10,218,542     $ 10,781,268
                                                                 ============     ============



                                                                        Year Ended
                                                                     December 31, 2000
                                                                     -------------------
Changes in net assets available for benefits:
   Interest/dividend income                                          $           618,853
   Net depreciation in fair value of investments                                (462,213)
   Distributions in connection with terminations and withdrawals                (719,366)
                                                                     -------------------
                                                                     $          (562,726)
                                                                     ===================



NOTE 5- RELATED PARTY TRANSACTIONS


     The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

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                              SUPPLEMENTAL SCHEDULE






                                      -12-
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                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
         Schedule H; Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2000


                                                               (c)
                        (b)                      DESCRIPTION OF INVESTMENT INCLUDING                              (e)
    IDENTITY OF ISSUE, BORROWER, LESSOR, OR        MATURITY DATE, RATE OF INTEREST,               (d)           CURRENT
(a)               SIMILAR PARTY                  COLLATERAL, APR, OR MATURITY VALUE              COST            VALUE
--------------------------------------------     ----------------------------------              ----            -----
(*)       SANTA FE INTERNATIONAL CORPORATION     ORDINARY SHARES                               $9,836,121     $10,035,142
(*)       VANGUARD FIDUCIARY TRUST COMPANY       PRIME MONEY MARKET FUND                       16,490,955      16,490,955
(*)       VANGUARD FIDUCIARY TRUST COMPANY       500 INDEX FUND                                22,048,473      22,755,246
(*)       VANGUARD FIDUCIARY TRUST COMPANY       TOTAL BOND MARKET INDEX FUND                   4,129,195       4,090,065
(*)       VANGUARD FIDUCIARY TRUST COMPANY       ASSET ALLOCATION FUND                         15,795,034      15,110,600
(*)       VANGUARD FIDUCIARY TRUST COMPANY       EXTENDED MARKET INDEX FUND                     3,676,734       3,051,345
(*)       VANGUARD FIDUCIARY TRUST COMPANY       AMERICAN FUNDS EUROPACIFIC GROWTH FUND         6,246,896       5,228,222
(*)       PARTICIPANT LOANS                      LOANS TO PARTICIPANTS BEARING INTEREST AT
                                                 10.5% WITH VARYING MATURITY DATES                     --         320,485
                                                                                                              -----------
                                                                                                              $77,082,060
                                                                                                              ===========




                                      -13-
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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
23.1     Consent of Ernst & Young LLP, Independent Auditors